Mail Stop 4561

July 31, 2009

Mr. Regis Kwong
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, KejieYuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re:** **Jingwei International Limited**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-K/A For the Year Ended December 31, 2008**
> **Forms 8-K Filed on February 6, 2009 and February 17, 2009**
> **File No. 000-51725**

Dear Mr. Kwong:

We have reviewed your response letter dated June 17, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 3, 2009.

Form 10-K/A (Amendment No. 1) For the Year Ended December 31, 2008

Results of Operations

Data mining, page 33

1.   We note your statement that the 143% increase in revenue was the primary driver in contributing to your overall performance in 2008 and offset the seasonal fluctuations in the Consumer Electronic Sales sector." Your response to prior comment 10 suggests that all revenue previously recognized on a gross basis, and classified as Consumer Electronics Sales is now reported on a net basis and classified as Data mining revenue. Please tell us the amount of each component

or type of sales that are included in 2008 Data mining revenues. Please also quantify in your response the "seasonal fluctuation" to which you refer in your discussion of changes in Data mining revenues and explain how this fluctuation was computed given the change from gross to net reporting that occurred during 2008.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 36

2.   We note from your response to prior comment 3 that you intend to comply with our comment in future filings. We also note, however, that no such revisions were included in Amendment No. 1. Please confirm that you will provide conforming disclosure in future filings, including any future amendments to this Form 10-K/A.

Revenue Recognition

Software and system services, page F-15

3.   We are considering your response to prior comment 8, however, you have not addressed our comment in its entirety. In this regard, although your response describes arrangements for the sale of software products and related maintenance services that are integral to these arrangements, your revenue recognition disclosures continue to state that you account for these arrangements in accordance with SAB 104. Further, as these arrangements contain what appear to be two distinct elements, that is, software and maintenance, it is unclear to us why you do not consider these multiple-element arrangements under SOP 97-2. That is, please tell us how you determined that these arrangements are outside of the scope of SOP 97-2. Your response should address, at a minimum, your consideration of paragraph 2 of that standard.

4.   Please explain the revenue recognition pattern that results from the application of your revenue recognition policy. In this regard, it is unclear from your disclosures what the timing of your revenue recognition related to software and system services is. Tell us whether revenue is recognized on a straight-line basis or by some other method.

5.   With regard to your statement that your maintenance services do not qualify as PCS as defined by SOP 97-2, we note that in the second paragraph of your response to prior comment 8 you state that you "provide remote upgrades and enhancements as part of normal maintenance for the software delivered to the customers as part of the original contract arrangement." Please explain how this differs from the definition of PCS set forth in paragraph 36 of SOP 97-2.

6.	Refer to your statement that a customer requesting "separate maintenance service" will be charged annual fees equivalent to 10% of the total original contract value. Please confirm whether you are referring to the renewal of the maintenance arrangement that is included without charge in the original arrangement. You state that most of your customers do not choose this option. Tell us whether these customers continue to receive maintenance following the end of the first year following the license purchase.

7.	We are considering your response to prior comment 9, wherein you state that "management can extend payment terms to some customers who are qualified business partners when necessary, but no more than 7 months at a time." It is unclear from this statement exactly what your normal and customary payment terms are. That is, at an arrangement's inception, tell us whether your normal and customary payment terms are and if such amounts may be extended by management for "no more than 7 months at a time." If this is the case, tell us how you are able to determine what your normal and customary payment terms are. Further, describe for us your history of extending payment terms and demonstrate your history of collecting such amounts. In your response please refer to how you determine whether your fees are fixed and determinable in the context of the accounting literature. As previously requested, describe how your policy satisfies the guidance of paragraphs 27 through 30 and paragraphs 112 and 113 of SOP 97-2 and to footnote 5 of SAB Topic 13(A), as applicable.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief